UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill Limited (SDRL) - First Quarter 2023 Results

Hamilton, Bermuda, May 23, 2023 - Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL), a leader in offshore drilling, provides financial results for the three months ended March 31, 2023.

Q1 2023 Highlights

•

Seadrill added approximately $39 million of Order Backlog[1] during the quarter, bringing the total as of March 31, 2023, to approximately $2.2 billion. The addition related to the West Neptune drillship securing a three-month extension with LLOG Exploration Offshore, L.L.C (“LLOG”) in the U.S. Gulf of Mexico in direct continuation of the existing term.

•

Total Adjusted EBITDA[2] was $85 million in Q1 2023, a significant increase compared to Q4 2022 primarily due to higher operating days overall across the fleet, including notably with respect to our four drillships operating offshore Brazil, and the West Neptune working at a higher dayrate with LLOG.

•	Total Operating Revenues increased by 17% to $266 million in Q1 2023.

•	Strong operational performance in Q1 2023 with technical utilization of 96%.

•

On February 10, 2023, Seadrill made a voluntary payment of $118 million (inclusive of principal, accrued interest and exit fee) under its secured second lien debt facility (the “Second Lien Facility”). On March 15, 2023, Seadrill made a further voluntary payment of $44 million (inclusive of principal, accrued interest and exit fee) with respect to the Second Lien Facility.

•

On February 24, 2023, Seadrill completed the sale of its 35% shareholding in Paratus Energy Services Ltd. (“PES”) (formerly Seadrill New Finance Ltd.) and certain other interests for total consideration of $44 million (the “PES Sale”). PES is the entity which holds investments in SeaMex Holdings Ltd. (“SeaMex”), Seabras Sapura and Archer Ltd. In connection with the PES Sale, on March 14, 2023, Seadrill issued each of PES and SeaMex with a termination notice in respect of the master service agreements under which Seadrill provides management services. The terminations will take effect from July 12, 2023, and September 10, 2023, respectively.

•	On January 25, 2023, Seadrill announced the appointment of Ana Zambelli as a new member of the Board of Directors.

Subsequent Events

•

On April 3, 2023, Seadrill completed the all-stock acquisition of Aquadrill LLC (“Aquadrill”), at which point Aquadrill became a wholly-owned subsidiary of Seadrill (the “Aquadrill Acquisition”). As a result of the Aquadrill Acquisition, Seadrill added $470 million in Order Backlog on April 3, 2023. The operating results and assets and liabilities of Aquadrill will be consolidated from April 3, 2023. As such, Seadrill’s Q1 2023 interim financial statements do not include the effects of the Aquadrill Acquisition. Conversely, Seadrill’s market guidance for its 2023 financial year contained in this Q1 2023 earnings release includes the consolidation of Aquadrill from April 3, 2023.

•	In connection with the Aquadrill Acquisition, Harry Quarls and Jonathan Swinney were appointed to serve on Seadrill’s Board of Directors on April 3, 2023.

•

Gulfdrill LLC (“Gulfdrill”), a 50:50 joint venture between Seadrill and Gulf Drilling International, was awarded contract extensions by a leading operator for three jackup rigs working in Qatar. The West Castor jackup rig, which is bareboat chartered to Gulfdrill by Seadrill, received a contract extension, together with the two jackup rigs that are bareboat chartered to Gulfdrill by a third-party shipyard. The total contract value of the three contract extensions is approximately $343 million and extends these contracts until 2026. The bareboat charter rates payable in connection with the associated extension periods represent a significant increase relative to the existing rates. Seadrill’s Order Backlog as of May 23, 2023, is $2.6 billion.

[1]	For a definition of Order Backlog, please see “Commercial Review” section.
[2]

Adjusted EBITDA, Total Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. For a definition of each such measure and a reconciliation to the most comparable GAAP financial measure, please see the Appendices.

Financial Highlights			Change
Figures in USD million, unless otherwise indicated	1Q23	4Q22%
Total Operating Revenues	266	228	17%
Adjusted EBITDA[2]	85	39	118%
Adjusted EBITDA Margin [2]	32.0%	17.1%	87%
Total Adjusted EBITDA[2] - continuing and discontinued operations	85	41	107%
Operating Profit/(Loss)	51	(7)	829%

Simon Johnson, President & CEO, commented:

“Seadrill has started 2023 strongly, with a near-fully utilized fleet and the closing of our Aquadrill acquisition in April. We are pleased with our operational and financial performance as we move through the year, with our technical utilization at 96% and our operating revenues and adjusted EBITDA substantially increasing quarter-on-quarter. We benefited from our four drillships offshore Brazil operating for the full quarter and the West Neptune drillship working at a higher dayrate in the U.S. Gulf of Mexico. Furthermore, during the quarter we were delighted to announce that LLOG had extended its contract for the West Neptune, furthering Seadrill and LLOG’s long-term association.

We have a confident posture and remain constructive about this developing upcycle. Seadrill has an enhanced fleet following our acquisition of Aquadrill, which cemented our position as a key player in the offshore drilling sector, and we are highly focused on maximizing the value that it can generate for our shareholders.”

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this communication, including those regarding future guidance, including total revenue, Adjusted EBITDA, Total Adjusted EBITDA and capital expenditures and long-term maintenance, and statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates are forward-looking statements. These forward-looking statements can often, but not necessarily, be identified by the use of forward-looking terminology, including the terms “assumes”, “projects”, “forecasts”, “estimates”, “expects”, “anticipates”, “believes”, “plans”, “intends”, “may”, “might”, “will”, “would”, “can”, “could”, “should” or, in each case, their negative, or other variations or comparable terminology. These statements are based on management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, Seadrill’s ability to successfully employ its drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions, inflation, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, the impact of global economic conditions and global health threats, pandemics and epidemics, our ability to maintain relationships with suppliers, customers, employees and other third parties and our ability to maintain adequate financing to support our business plans, our ability to successfully complete any acquisitions, divestitures and mergers, our liquidity and the adequacy of cash flows for our obligations, our liquidity and the adequacy of cash flows for our obligations, our ability to satisfy the continued listing requirements of the New York Stock Exchange (“NYSE”) and the Oslo Stock Exchange (“OSE”), or other exchanges where our common shares may be listed, or to cure any continued listing standard deficiency with respect thereto, the cancellation of drilling contracts currently included in reported contract backlog, losses on impairment of long-lived fixed assets, shipyard, construction and other delays, the results of meetings of our shareholders, political and other uncertainties, including those related to the conflict in Ukraine, the effect and results of litigation, regulatory matters, settlements, audit, assessments and contingencies, including any litigation related to the Merger of the Company (“Merger”) with Aquadrill LLC (“Aquadrill”), our ability to successfully integrate with Aquadrill following the Merger, the concentration of our revenues in certain geographical jurisdictions, limitations on insurance coverage, our ability to attract and retain skilled personnel on commercially reasonable terms, the level of expected capital expenditures, our expected financing of such capital expenditures, and the timing and cost of completion of capital projects, fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters in the jurisdictions in which we operate, customs and environmental matters, the potential impacts on our business resulting from decarbonization and emissions legislation and regulations, the impact on our business from climate-change generally, the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems and other important factors described from time to time in the reports filed or furnished by us with the SEC . Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 19, 2023 (File No. 001-39327) and subsequent reports on Form 6-K.

The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

May 23, 2023

The Board of Directors

Seadrill Limited

Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd. represented by:

Simon Johnson	President and Chief Executive Officer

Analyst and investor questions should be directed to:

Benjamin Wiseman	Investor Relations	+44 786 713 9312

Media questions should be directed to:

Sara Dunne	Director of Communications	+1 281 630 7064

FIRST QUARTER 2023

OPERATING REVIEW

Rig Activity

The first quarter status and performance of Seadrill Limited’s owned rig fleet was as follows:

As at March 31, 2023	Floaters	Jackups	Harsh Environment	Total
Operating	7	3	2	12
Technical utilization (1)	97%	—	94%	96%
Economic utilization (2)	95%	—	94%	95%
Future contracted	—	—	—	—
Idle	1	1	—	2

Total	8	4	2	14

[1]	Technical utilization is calculated as the total hours available for work, excluding planned maintenance, divided by the total number of hours in the period.
[2]	Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.

Seadrill had six drillships and one benign environment semi-submersible rig operating as of March 31, 2023. The West Neptune drillship continued under contract in the U.S. Gulf of Mexico with LLOG, while the Sevan Louisiana semi-submersible rig continued its contract with Talos Production Inc (“Talos”) in the U.S. Gulf of Mexico. The West Gemini drillship continued its work with TotalEnergies through the Sonadrill joint venture in Angola. In Brazil, the West Saturn drillship continued its contract with Equinor, while the West Carina and West Jupiter drillships continued operations with Petrobras, all of which commenced operations in the fourth quarter of 2022. The West Tellus drillship commenced operations at the start of the first quarter with Petrobras in Brazil.

Seadrill had three jackup rigs, the West Castor, West Telesto, and West Tucana, operating at the end of the period, all of which were on bareboat charter in Qatar to Gulfdrill, a joint venture between Seadrill and Gulf Drilling International.

Seadrill had two harsh environment rigs operating as of March 31, 2023, both of which were in Norway. The West Elara ultra-harsh environment jackup rig remained on contract with ConocoPhillips and the West Phoenix harsh environment semi-submersible rig continued its work with Vår Energi.

Seadrill has one cold stacked benign environment semi-submersible rig (West Eclipse) and one cold stacked jackup rig (West Prospero). Seadrill is continuing to actively market these rigs and will only reactivate cold stacked units where suitable work is secured and appropriate investment returns can be achieved.

The first quarter status and performance of Seadrill Limited’s managed rig fleet was as follows:

As at March 31, 2023	Floaters	Jackups	Harsh Environment	Total
Operating	2	5	—	7
Technical utilization	91%	81%	—	84%

As of March 31, 2023, Seadrill managed two drillships, the Libongos and the Quenguela, on behalf of the Sonadrill joint venture in Angola. The Libongos and the Quenguela are owned by Sonangol and are on bareboat charter to Sonadrill. The Quenguela is contracted with TotalEnergies in Angola and the Libongos is contracted with an undisclosed client in Angola.

Across the managed jackup fleet, Seadrill operated five rigs at the quarter end. These rigs are the West Titania, West Oberon, West Defender, West Intrepid and West Courageous. They are owned by SeaMex and are on contract with Pemex, drilling in the Gulf of Mexico. As a result of the PES Sale, we do not hold an interest in SeaMex, Seabras Sapura or Archer Ltd. In connection with the PES Sale, on March 14, 2023, we issued each of PES and SeaMex with a termination notice in respect of the master service agreements under which Seadrill provides management services. The terminations will take effect from July 12, 2023, and September 10, 2023, respectively. We do not believe these terminations will have a material effect on the financial condition of Seadrill.

FINANCIAL		REVIEW

Abbreviated	Income	Statement

(in $ millions)	1Q23	4Q22
Total operating revenues	266	228
Total operating expenses	(219)	(236)
Total other operating items	4	1

Operating profit	51	(7)

Total financial and other non-operating items, net	(7)	(16)
Income tax expense	(1)	—
Profit from discontinued operations[1]	—	272

Net profit	43	249

Adjusted EBITDA from continuing operations	85	39

Adjusted EBITDA from discontinued operations	—	2

Total Adjusted EBITDA	85	41

In October 2022, we disposed of seven jackup units with contracts in the Kingdom of Saudi Arabia (the “KSA Business”). We have reclassified the KSA Business as a discontinued operation and its results have been reported separately from Seadrill’s continuing operations for the comparative period.

Total operating revenues for 1Q23 were $266 million (4Q22: $228 million), an increase of $38 million, mainly due to higher operating days from a full quarter of operations for West Saturn, West Carina, West Jupiter, and West Tellus, which commenced operations on new contracts in Brazil during the last quarter of 2022 and early 2023, after completing reactivation or upgrades. The increase was further supported by higher dayrates, primarily for West Neptune, and improved economic utilization on Sevan Louisiana. This growth was partially offset by the return of the West Hercules to SFL Corporation Ltd (“SFL”) during the prior quarter and the non-recurrence of a one-time inventory sale to our Gulfdrill joint venture partner, Gulf Drilling International.

Total operating expenses for 1Q23 were $219 million (4Q22: $236 million), a decrease of $17 million primarily attributed to lower personnel, charter, and demobilization expenses on West Hercules following its return to SFL. This reduction was partially offset by increased operating costs associated with rigs that commenced new contracts in Brazil.

Adjusted EBITDA from continuing operations was $85 million in 1Q23 (4Q22: $39 million), and Adjusted EBITDA margin was 32.0% (4Q22: 17.1%). The increase in adjusted EBITDA is due to the variances described above.

Total financial and other items for 1Q23 was a $7 million expense (4Q22: $16 million expense). The $9 million decrease is primarily attributed to the reduced interest expense following prepayments of principal under the Second Lien Facility, with the majority of the prepayments occurring in the previous quarter.

Net profit for 1Q23 was $43 million (4Q22: $249 million net profit), representing an unfavorable variance of $206 million. This is primarily due to the inclusion of income from discontinued operations of $272 million in the prior quarter, which mainly reflects a one-time gain on sale of the KSA Business recognized on closing.

Abbreviated Cash Flow Statement

(in $ millions)	1Q23	4Q22
Net cash provided by operating activities	15	76
Net cash provided by investing activities	36	627
Net cash used by financing activities	(160)	(464)
Effect of exchange rate changes on cash	2	2

Net (decrease)/increase in cash and cash equivalents, including restricted cash	(107)	241

Cash and cash equivalents, including restricted cash, at beginning of the period	598	357

Cash and cash equivalents, including restricted cash, at the end of period	491	598

Net cash provided by operating activities for 1Q23 was a $15 million inflow (4Q22: $76 million inflow), a decrease of $61 million. The decrease was primarily attributable to the settlement of liabilities for previously accrued expenditures, primarily associated with the mobilization of rigs moving to new contracts in Brazil, as well as settlement of accounts payable and accrued expenses following the return of West Hercules to SFL.

Net cash provided by investing activities in 1Q23 was a $36 million inflow (4Q22: $627 million inflow), a decrease of $591 million. The decrease is mainly from the difference in net proceeds from disposal of PES of $43 million in 1Q23, compared to net proceeds from disposal of the KSA Business of $659 million in 4Q22.

Net cash used by financing activities in 1Q23 was a $160 million outflow (4Q22: $464 million outflow), a decrease of $304 million. The decrease was primarily driven by the differences in principal repayments under the Second Lien Facility of $160 million including exit fees in 1Q23, compared to $464 million in 4Q22.

Net decrease in cash and cash equivalents, including restricted cash in 1Q23 was $107 million net decrease (4Q22: $241 million net increase) resulting in total cash and cash equivalents, including restricted cash, of $491 million as of March 31, 2023 (December 31, 2022: $598 million).

Abbreviated	Balance	Sheet

(in $ millions)	As at March 31, 2023	As at December 31, 2022
Cash and cash equivalents	376	480
Restricted cash	115	118
Other current assets	304	333
Non-current assets (excluding non-current restricted cash)	1,816	1,870

Total assets	2,611	2,801

Other current liabilities	328	404
Non-current liabilities	538	695
Equity	1,745	1,702

Total liabilities and equity	2,611	2,801

Cash and cash equivalents, which excludes restricted cash, was $376 million as of March 31, 2023 (4Q22:$480 million). The decrease was primarily due to debt prepayments under the Second Lien Facility and the settlement of liabilities for previously accrued expenditures primarily related to mobilization of rigs for new contracts in Brazil, offset by consideration received for the disposal of PES.

Restricted cash was $115 million as of March 31, 2023 (4Q22: $118 million). The decrease relates to a release of cash collateral following the expiration of a performance bond.

Other current assets were $304 million as of March 31, 2023 (4Q22: $333 million). The decrease was mainly due to the collection of mobilization fees related to new Brazil contracts and increased collections from related parties, notably Gulfdrill.

Non-current assets (excluding non-current restricted cash) were $1,816 million as of March 31, 2023 (4Q22: $1,870 million). The decrease was primarily attributable to the disposal of our investment in Paratus Energy Services Ltd. and the associated management incentive fee intangible asset, as well as depreciation of our drilling units and amortization of favorable contracts.

Other current liabilities were $328 million as of March 31, 2023 (4Q22: $404 million). The decrease mainly resulted from settling liabilities associated with rig mobilization for the new contracts in Brazil and the return of West Hercules to SFL, as well as paying certain annual expenditures typically due in the first quarter.

Non-current liabilities were $538 million as of March 31, 2023 (4Q22: $695 million). The decrease was mainly due to debt principal and exit fee prepayments under the Second Lien Facility made in February and March as well as amortization of unfavorable contracts.

Equity was $1,745 million as of March 31, 2023 (4Q22: $1,702 million). The increase is attributable to net profit for 1Q23.

Liquidity and Capital Structure

As at March 31, 2023, total cash and cash equivalents was $491 million, comprising $376 million of unrestricted cash and $115 million of restricted cash. The major components of restricted cash are $76 million of cash held as collateral for a local tax case in Brazil, $23 million of cash held in escrow, and $7 million pledged as collateral for performance bonds and similar guarantees, and $9 million of other balances. During the first quarter, Seadrill received net proceeds of $43 million in respect to the PES Sale.

On February 10, 2023, Seadrill made a voluntary payment of $118 million under the Second Lien Facility, which comprised $110 million in debt principal, $6 million in exit fee, and $2 million in accrued interest. On March 15, 2023, Seadrill made a further voluntary payment of $44 million under the Second Lien Facility, which comprised $40 million in debt principal, $2 million in exit fee, and $2 million in accrued interest. In total, Seadrill made voluntary payments under the Second Lien Facility of $162 million, including $150 million in debt principal, during Q1 2023. Furthermore, Seadrill made a scheduled amortization payment of $3 million on March 15, 2023, under the Second Lien Facility, in addition to $1 million in associated accrued interest and exit fee.

COMMERCIAL REVIEW

Order Backlog1

Order Backlog as of March 31, 2023 was approximately $2.2 billion. During the quarter ended March 31, 2023, Seadrill added $39 million of Order Backlog, while consuming $257 million. The addition related to the West Neptune drillship securing a three-month extension with LLOG in the U.S. Gulf of Mexico. The extension will commence in direct continuation of the existing term and is expected to continue until Q3 2024. Furthermore, during Q1 2023, Order Backlog was adjusted upwards by a further $101 million, primarily in respect of certain well variations, partially offset by the effect of the terminations to the PES and SeaMex master service agreements.

In connection with the Aquadrill Acquisition, Seadrill added $470 million in Order Backlog on April 3, 2023.

Gulfdrill was awarded contract extensions by a leading operator for three jackup rigs working in Qatar. The West Castor jackup rig, which is bareboat chartered to Gulfdrill by Seadrill, received a contract extension, together with the two jackup rigs that are bareboat chartered to Gulfdrill by a third-party shipyard. The total contract value of the three contract extensions is approximately $343 million and extends these contracts until 2026. The bareboat charter rates payable in connection with the associated extension periods represent a significant increase relative to the existing rates.

Seadrill’s Order Backlog as of May 23, 2023, is $2.6 billion.

[1]

Order Backlog includes all firm contracts at the contractual operating dayrate multiplied by the number of days remaining in the firm contract period. For contracts which include a market indexed rate mechanism, the Company utilizes the current applicable dayrate multiplied by the number of days remaining in the firm contract period. Order Backlog includes management contract revenues and lease revenues from bareboat charter arrangements. Order Backlog excludes revenues for mobilization, demobilization and contract preparation or other incentive provisions and excludes backlog relating to Non-Consolidated Entities.

Trading Outlook2

Continued improvements in industry fundamentals underpin a positive outlook for the oil and gas sector and Seadrill. Despite recent market uncertainty, primarily caused by geopolitical and economic factors, industry analysts expect oil demand to increase by around 1.5-2 million barrels per day in 2023 compared to 2022. On the Supply side, further production cuts announced by OPEC in H1 2023 are expected to curtail supply in the second half of 2023. These supply and demand trends, supported by attractive breakeven prices for offshore projects, are expected to lead to increased demand for our services globally. Industry analysts forecast, offshore capital expenditures to increase by around 10-15% year over year in 2023, with further growth forecast in 2024 and 2025, pointing to heightened demand for the services of the offshore drilling sector over the coming years. In addition to increasing demand, we believe that the lack of available supply of rigs, driven by significant scrapping over the last several years, to be a critical component of the market’s continued positive momentum and trajectory through 2023 and beyond.

The benign ultra-deepwater drillship market continues to tighten with the recent fixtures for ultra-deepwater drillships in the Golden Triangle increasing to the mid-$400,000 per day. Supported by improvements in the industry fundamentals, the demand for rigs in this segment is expected to continue its post-pandemic recovery. With growth in demand expected to continue to grow in 2024 and 2025 and, a continued disciplined approach towards reactivation or delivery of stacked units, we expect that the market balance will tighten further leading to continued improvements in dayrates.

While the outlook for the harsh environment market, particularly in Norway, is still expected to be muted in 2023, we remain optimistic regarding the prospects of market recovery in 2024 and beyond. The demand for rigs in this segment is expected to benefit from the tax incentives provided to our clients for permits filed prior to 2022. These permits are for drilling campaigns in 2023 and beyond. Additionally, as demand increases in the coming years, Norwegian complaint rigs continue to exit the region for work in benign waters. With demand increasing and supply dwindling in Norway, we believe that the market will see tightening in 2024 resulting in improved utilization and dayrates.

As market conditions continue to improve globally, Seadrill remains well-positioned to capitalize on new opportunities across segments, with one of the youngest and most technologically-advanced fleets.

[2]	Sources: S&P Global (Petrodata Rigs), Rystad Energy, International Energy Agency

Market Guidance (unaudited)

In US$ million	2023 Guidance (1)
Total Operating Revenues (2)	$1,435 million - $1,485 million
Adjusted EBITDA (3)	$435 million - $485 million
Capital expenditures and long-term maintenance	$210 million - $250 million

Notes:

1.	Full year 2023 Guidance is a non-GAAP financial measure and includes the consolidation of Aquadrill LLC following April 3, 2023 acquisition.
2.	Total Operating Revenues include $30 million of non-cash amortized mobilization revenue previously deferred on the balance sheet.
3.

Adjusted EBITDA includes non-cash amortized mobilization revenue of $30 million previously deferred on the balance sheet and non-cash amortized mobilization costs of $42 million previously deferred on the balance sheet.

Appendix I - Reconciliation of Operating Income to Adjusted EBITDA

Adjusted EBITDA represents operating income before depreciation, amortization and similar non-cash charges. Additionally, in any given period the Company may have significant, unusual or non-recurring items which may be excluded from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure Seadrill’s ongoing financial and operating strength. The Company believes that Adjusted EBITDA assists investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA should not be considered as an alternative to operating income or any other indicator of Seadrill Limited’s performance calculated in accordance with US GAAP.

The table below reconciles operating (loss)/profit to Adjusted EBITDA.

Figures in USD million, unless otherwise indicated	Three months ended March 31, 2023	Three months ended December 31, 2022
Operating profit/(loss) from continuing operations	51	(7)
Depreciation and amortization	36	43
Merger and integration related expenses	3	3
Other adjustments (1)	(5)	—

Adjusted EBITDA - continuing operations (a)	85	39

Total operating revenues (c)	266	228
Adjusted EBITDA margin - continuing operations	32.0%	17.1%
Operating profit from discontinued operations	—	(3)
Costs associated with disposal	—	5

Adjusted EBITDA - discontinued operations (b)	—	2

Total operating revenues - discontinued operations (d)	—	7
Adjusted EBITDA margin - discontinued operations	—%	28.6%

Total Adjusted EBITDA (a+b)	85	41

Total operating revenues from continuing and discontinued operations (c+d)	266	235
Total Adjusted EBITDA margin	32.0%	17.4%

(1)	Primarily gains on sundry asset disposals

The table below reconciles operating revenue to Adjusted EBITDA for the 2023 guidance numbers presented in the “Market Guidance (unaudited)” section:

	2023 Guidance
Figures in USD million, unless otherwise indicated	Low end of the range	High end of the range
Operating profit	240	290
Depreciation and amortization	180	180
Merger and integration related expenses	20	20
Other adjustments	(5)	(5)

Adjusted EBITDA	435	485

Total operating revenues	1,435	1,485
Adjusted EBITDA margin	30.3%	32.7%

Seadrill Limited

INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the three months ended March 31, 2023 (Successor), the period from February 23, 2022 through March 31, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)

F-2

Unaudited Consolidated Statements of Comprehensive Income for the three months ended March 31, 2023 (Successor), the period from February 23, 2022 through March 31, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)

F-3

Unaudited Consolidated Balance Sheets as at March 31, 2023 (Successor) and December 31, 2022 (Successor)	F-4

Unaudited Consolidated Statements of Cash Flows for the three months ended March 31, 2023 (Successor), the period from February 23, 2022 through March 31, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)

F-5

Unaudited Consolidated Statements of Changes in Equity for the three months ended March 31, 2023 (Successor), the period from February 23, 2022 through March 31, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)

F-7

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

for the three months ended March 31, 2023 (Successor), the period from February 23, 2022 through March 31, 2022 (Successor) and period from January 1, 2022 through February 22, 2022 (Predecessor)

	Successor		Predecessor
(In $ millions, except per share data)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Operating revenues
Contract revenues	186	66	124
Reimbursable revenues	6	4	4
Management contract revenues (1)	64	21	36
Other revenues (1)	10	2	5

Total operating revenues	266	93	169

Operating expenses
Vessel and rig operating expenses (1)	(115)	(56)	(76)
Reimbursable expenses	(6)	(3)	(4)
Depreciation and amortization	(36)	(13)	(17)
Management contract expenses (1)	(45)	(13)	(31)
Selling, general and administrative expenses	(14)	(8)	(6)
Merger and integration related expenses	(3)	—	—

Total operating expenses	(219)	(93)	(134)

Other operating items
Gain on disposals	4	—	2

Total other operating items	4	—	2

Operating profit	51	—	37
Financial and other non-operating items
Interest income	7	1	—
Interest expense	(16)	(10)	(7)
Share in results from associated companies (net of tax)	3	2	(2)
Reorganization items, net	—	(4)	3,683
Other financial items	(1)	15	30

Total financial and other non-operating items, net	(7)	4	3,704

Profit before income taxes	44	4	3,741
Income tax expense	(1)	—	(2)

Profit from continuing operations	43	4	3,739
Loss after tax from discontinued operations	—	—	(33)

Net profit	43	4	3,706

Basic EPS: continuing operations ($)	0.86	0.08	37.25
Diluted EPS: continuing operations ($)	0.83	0.08	37.25
Basic EPS ($)	0.86	0.08	36.92
Diluted EPS ($)	0.83	0.08	36.92

(1)

Includes revenue received from related parties of $74 million, $18 million and $19 million for the three months ended March 31, 2023, for the periods February 23, 2022, through March 31, 2022, and January 1, 2022 through February 22, 2022 respectively, and costs paid to related parties of $3 million, for the period January 1, 2022 through February 22, 2022. Refer to Note 24—Related party transactions for further details.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the three months ended March 31, 2023 (Successor), the period from February 23, 2022 through March 31, 2022 (Successor) and period from January 1, 2022 through February 22, 2022 (Predecessor)

	Successor		Predecessor
(In $ millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Net profit	43	4	3,706

Other comprehensive gain, net of tax, relating to continuing operations:
Actuarial gain relating to pension	—	—	1
Other comprehensive gain, net of tax, relating to discontinued operations:
Recycling of accumulated other comprehensive loss on sale of Paratus Energy Services	—	—	16
Change in fair value of debt component of Archer convertible bond	—	—	(1)
Share in results from associated companies	—	—	(2)

Other comprehensive income	—	—	14

Total comprehensive income for the period	43	4	3,720

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS

as at March 31, 2023 (Successor) and December 31, 2022 (Successor)

	Successor
(In $ millions, except per share data)	March 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	376	480
Restricted cash	39	44
Accounts receivable, net	119	137
Amounts due from related parties, net	19	27
Other current assets	166	169

Total current assets	719	857

Non-current assets
Investments in associated companies	56	84
Drilling units	1,658	1,668
Restricted cash	76	74
Deferred tax assets	16	15
Equipment	9	10
Other non-current assets	77	93

Total non-current assets	1,892	1,944

Total assets	2,611	2,801

LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	10	22
Trade accounts payable	66	76
Other current liabilities	252	306

Total current liabilities	328	404
Non-current liabilities
Long-term debt	348	496
Deferred tax liabilities	8	9
Other non-current liabilities	182	190

Total non-current liabilities	538	695

Commitments and contingencies
Equity
Common shares of par value $0.01 per share: 375,000,000 shares authorized and 49,999,998 issued at March 31, 2023 and December 31, 2022	—	—
Additional paid-in capital	1,499	1,499
Accumulated other comprehensive income	2	2
Retained earnings	244	201

Total equity	1,745	1,702

Total liabilities and equity	2,611	2,801

*	Other current and non-current liabilities include $14 million fair value adjustment of West Gemini off-market lease obligation.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended March 31, 2023 (Successor), period from February 23, 2022 through March 31, 2022 (Successor) and period from January 1, 2022 through February 22, 2022 (Predecessor)

	Successor		Predecessor
(In $ millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Cash Flows from Operating Activities
Net profit	43	4	3,706
Net profit from continuing operations	43	4	3,739
Loss from discontinued operations	—	—	(33)
Net operating net profit adjustments related to discontinued operations (1)	—	3	38
Adjustments to reconcile net profit to net cash provided by/(used in) operating activities:
Depreciation and amortization	36	13	17
Gain on disposals	(4)	—	(2)
Share in results from associated companies (net of tax)	(3)	(2)	2
Deferred tax benefit	(2)	—	(4)
Unrealized gain on derivative and foreign exchange	—	(11)	(7)
Payment in kind interest	—	2	—
Amortization of discount on debt	—	—	7
Non-cash gain reorganization items, net	—	—	(3,487)
Fresh Start valuation adjustments	—	—	(266)
Change in allowance for credit losses	—	—	(1)
Other cash movements in operating activities
Payments for long-term maintenance	(10)	(3)	(2)
Repayments made under failed sales and leaseback arrangements	—	—	(11)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	18	38	(11)
Trade accounts payable	(10)	6	—
Prepaid expenses/accrued revenue	(5)	4	—
Deferred revenue	12	5	(18)
Deferred mobilization costs	—	(13)	(4)
Related party receivables	8	10	(13)
Other assets	(3)	15	(4)
Other liabilities	(65)	(20)	4

Net cash flows provided by/ (used in) operating activities	15	51	(56)

Cash Flows from Investing Activities
Additions to drilling units and equipment	(11)	(13)	(18)
Proceeds from disposal of assets	4	—	2
Funds advanced to discontinued operations	—	—	(20)
Impact on cash from deconsolidation of discontinued operation	—	—	(94)
Proceeds from disposal of investment in associates	43	—	—

Net cash flows provided by/(used in) investing activities	36	(13)	(130)

(1)

Relates to adjustments made to the net income/loss from discontinued operations to reconcile to net cash flows from operating activities from discontinued operations. The adjustments reconcile net profit to net cash used in operating activities, other cash movements in operating activities, and changes in operating assets and liabilities, net of the effect of acquisitions and disposals. The net cash used in operating activities for the period ended March 31, 2023, was nil (period from February 23, 2022 through March 31, 2022 (Successor) was $3 million and for the predecessor period from January 1, 2022 through February 22, 2022 was $5 million provided by).

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended March 31, 2023 (Successor), period from February 23, 2022 through March 31, 2022 (Successor) and period from January 1, 2022 through February 22, 2022 (Predecessor)

	Successor		Predecessor
(In $ millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Cash Flows from Financing Activities
Proceeds from debt	—	—	175
Proceeds from convertible bond issuance	—	—	50
Repayments of secured credit facilities	(160)	—	(160)
Cash flows from financing activities (discontinued operations)	—	—	20

Net cash (used in)/provided by financing activities	(160)	—	85

Effect of exchange rate changes on cash	2	6	6

Net (decrease)/increase in cash and cash equivalents, including restricted cash	(107)	44	(95)
Cash and cash equivalents, including restricted cash, at beginning of the period	598	509	604
Included in cash and cash equivalents and restricted cash per the balance sheet	598	490	516
Included in assets of discontinued operations	—	19	88
Cash and cash equivalents, including restricted cash, at the end of period	491	553	509
Included in cash and cash equivalents and restricted cash per the balance sheet	491	549	490
Included in assets of discontinued operations	—	4	19
Supplementary disclosure of cash flow information
Interest paid	(16)	(3)	—
Taxes paid	(2)	(1)	(1)
Reorganization items, net paid	—	(4)	(56)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the three months ended March 31, 2023 (Successor), period from February 23, 2022 through March 31, 2022 (Successor) and period from January 1, 2022 through February 22, 2022 (Predecessor)

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive income	Retained profit	Total equity
Balance as at January 1, 2023 (Successor)	—	1,499	2	201	1,702

Net profit	—	—	—	43	43

Balance as at March 31, 2023 (Successor)	—	1,499	2	244	1,745

(In $ millions)	Predecessor Common shares	Predecessor Additional paid-in capital	Successor Common shares	Successor Additional paid-in capital	Accumulated other comprehensive loss	Retained (loss)/ profit	Total (deficit)/ equity
Balance as at January 1, 2022 (Predecessor)	10	3,504	—	—	(15)	(7,215)	(3,716)

Other comprehensive income from continued operations	—	—	—	—	1	—	1
Other comprehensive loss from discontinued operations	—	—	—	—	(3)	—	(3)
Recycling of PES AOCI on deconsolidation	—	—	—	—	16	—	16
Net profit from continuing operations	—	—	—	—	—	3,739	3,739
Net loss from discontinued operations	—	—	—	—	—	(33)	(33)
Issuance of Successor common stock	—	—	—	1,499	—	(4)	1,495
Cancellation of Predecessor equity	(10)	(3,504)	—	—	1	3,513	—
Balance as at February 22, 2022 (Predecessor)	—	—	—	1,499	—	—	1,499

Balance as at February 23, 2022 (Successor)	—	—	—	1,499	—	—	1,499

Net income from continuing operations	—	—	—	—	—	4	4

Balance as at March 31, 2022 (Successor)	—	—	—	1,499	—	4	1,503

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: May 23, 2023	By:	/s/ Simon Johnson Name: Simon Johnson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)